BookMerge Technologies Inc.
1350 W. Horizon Ridge Drive
Suite 1922
Henderson, Nevada 89014
(828) 489-9408
dosswa@yahoo.com

November 5, 2010

United States
Securities and Exchange Commission
101 F Street NE
Washington, D.C. 20549
ATTN:  Jenn Do

MS Do,
In response to your letter I submit the following information.

In reference to Item 1, we are in the process of acquiring additional shares and have extended to all shareholders the same terms and conditions as we did to the majority shareholders. We are attempting to complete this before year end and are reviewing and having audited the financials of Extreme Biodiesel incorporation into the BookMerge Technologies Inc. financial reporting once we complete the share exchange. Upon completion of the share exchange it is expected that BookMerge Technologies Inc. will take over operational control and assumption of any liabilities.

In reference to Item 2, we have filed an amended 8K with the incorporation of the letter from the previous auditor.

Further, the company acknowledges that;
     The company is responsible for the adequacy and accuracy of the disclosure in the filing; and

     Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     The company may not assert staff comments as a defense in any proceedings initiated by the commission or any person under the federal securities laws of the United States

/s/wayne a doss
Wayne A DossS
President and CEO